Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following description of capital stock of New Fortress Energy Inc. (the “Company,” “NFE,” “our” or “we”) is based upon the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Certificate of Incorporation of New Fortress Energy Inc. (the “Certificate of Incorporation”) and the Bylaws of New Fortress Energy Inc. (the “Bylaws”). The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of applicable law and to the Certificate of Incorporation and the Bylaws.

Authorized Shares

Under our Certificate of Incorporation, we are authorized to issue up to 750 million Class A shares, each having a par value of one cent ($0.01), 50 million Class B shares, each having a par value of one cent ($0.01), and 200 million preferred shares, each having a par value of one cent ($0.01). Our Class A shares are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “NFE.” Our Class B shares are not registered pursuant to Section 12 of the Exchange Act nor listed on any securities exchange. As of December 31, 2021, there were 206,863,242 Class A shares outstanding. As of the date hereof, there are no Class B shares or preferred shares outstanding.

Class A Shares

Voting Rights. Holders of Class A shares are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except that the amendment of certain provisions of our Certificate of Incorporation or Bylaws that would have a material adverse effect on the rights or preferences of any class or series of shares in relation to other classes or series of shares must be approved by the holders of a majority of the outstanding shares of the class or series affected. The holders of Class A shares do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of our Class A shares are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred shares.

Liquidation Rights. Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our Class A shares will be entitled to receive our remaining assets available for distribution in accordance with the DGCL.

Other Matters. The Class A shares have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A shares. All outstanding Class A shares are fully paid and non-assessable.

Class B Shares

Generally. Prior to the exchange of all of the units (the “NFI LLC Units”) (other than NFI LLC Units owned by NFE or its subsidiaries) of New Fortress Intermediate LLC (“NFI”) and all of the Class B shares for Class A shares (the “Exchange Transactions”), the NFI unitholders held one Class B share for each NFI LLC Unit that they held. Accordingly, prior to the Exchange Transactions, the NFI unitholders had a number of votes in NFE equal to the aggregate number of NFI LLC Units that they held. Following the Exchange Transactions and as of the date hereof, there are no Class B shares outstanding and all of the NFI LLC Units are owned by NFE or its subsidiaries. Class B shares cannot be transferred without transferring an equal number of NFI LLC Units and vice versa.

Voting Rights. Holders of our Class B shares are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except that the amendment of certain provisions of our Certificate of Incorporation or Bylaws that would have a material adverse effect on the rights or preferences of any class or series of shares in relation to other classes or series of shares must be approved by the holders of a majority of the outstanding shares of the class or series affected. The holders of Class B shares do not have cumulative voting rights in the election of directors.

Dividend and Liquidation Rights. Holders of our Class B shares do not have any right to receive dividends, unless the dividend consists of our Class B shares or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for Class B shares paid proportionally with respect to each outstanding Class B share and a dividend consisting of Class A shares or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for Class A shares on the same terms is simultaneously paid to the holders of Class A shares. Holders of our Class B shares do not have any right to receive a distribution upon our liquidation or winding up.

Redemption Right. Pursuant to the limited liability company agreement of NFI, each holder of NFI LLC Units has the right to redeem his or her NFI LLC Units, together with an equal number of Class B shares, for Class A shares (or cash at the Company’s election, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications).

Preferred Shares

Pursuant to our Certificate of Incorporation, our board of directors by resolution may establish one or more series of preferred shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval to the extent permitted by applicable law. The rights with respect to a series of preferred shares may be more favorable to the holder(s) thereof than the rights attached to our Class A shares.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC is the registrar and transfer agent for the Class A shares. We pay all fees charged by the transfer agent for transfers of Class A shares except the following, which must be paid by our Class A shareholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a Class A share; and

•	other similar fees or charges.

There are no charges to our Class A shareholders for disbursements of any dividends. We indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us.

Transfer of Class A shares and Class B shares

We may, at our discretion, treat the nominee holder of a Class A share or Class B share as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Class A shares and Class B shares are securities and any transfers are subject to the laws governing the transfer of securities.

Until a Class A share or Class B share has been transferred on our books, we and the transfer agent may treat the record holder of the Class A share or Class B share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Organization and Duration

New Fortress Energy LLC was formed on August 6, 2018. On August 7, 2020, we converted from a Delaware limited liability company named New Fortress Energy LLC to a Delaware corporation named New Fortress Energy Inc. The Company will remain in existence until dissolved in accordance with the DGCL.

Purpose

Under our organizational documents, we are permitted to engage in any business activity that lawfully may be conducted by a corporation organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Amendment of Our Organizational Documents

Amendments to our Certificate of Incorporation may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment to our Certificate of Incorporation or Bylaws, our board of directors is generally required to seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment. Except as set forth below, an amendment must be approved by holders of a majority of the outstanding shares.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any shareholder without such shareholder’s consent, unless approved by at least a majority of the type or class of shares so affected; or

•	change the term of existence of our company.

The provision of our organizational documents preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of holders of at least two-thirds of the outstanding shares.

No Shareholder Approval. Our board of directors may generally make amendments to our Bylaws, and in certain circumstances to our Certificate of

Incorporation, without the approval of any shareholder or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•
an amendment that our board of directors determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities;

•	any amendment expressly permitted in our organizational documents to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our organizational documents;

•
any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our organizational documents;

•	a change in our fiscal year or taxable year and related changes; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our Bylaws without the approval of any shareholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the shareholders in any material respect;

•
are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
are necessary or appropriate to facilitate the trading of shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the shares are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our shareholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of shares under the provisions of our Bylaws; or

•	are required to effect the intent of the provisions of our organizational documents or are otherwise contemplated by our organizational documents.

Merger, Sale or Other Disposition of Assets

Pursuant to the provisions of the DGCL, our board of directors is generally prohibited, without the prior approval of holders of a majority of the total combined voting power of all of our Class A shares and Class B shares, from causing us to, among other things, merge, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or approving on our behalf the sale, exchange or other disposition of all or substantially all of our assets, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the approval of any shareholder. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting purposes and for tax purposes, our fiscal year is the calendar year.

Anti-Takeover Effects of Delaware Law and Our Organizational Documents

The following is a summary of certain provisions of our organizational documents that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the Class A shares held by Class A shareholders.

Issuance of Additional Interests

Our organizational documents authorize us to issue up to 750 million Class A shares, 50 million Class B shares and 200 million preferred shares for the consideration and on the terms and conditions determined by our board of directors without the approval of the shareholders, subject to the requirements of NASDAQ. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

We are a corporation organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Section 203 of the DGCL restricts certain business combinations with interested stockholders in certain situations. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner.

We have opted out of Section 203 of the DGCL; however, our Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the shareholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the shareholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

The restrictions described above do not apply if (a) the Company does not have a class of voting stock that is: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 shareholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder; or (b) a shareholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an interested stockholder; and (ii) would not, at any time within the three year period immediately prior to a business combination between the Company and such shareholder, have been an interested stockholder but for the inadvertent acquisition of ownership.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” means any person who, together with that person’s affiliates and associates, owns 15% or more of our outstanding voting stock or an affiliate or associate of ours who owned 15% or more of our outstanding voting stock at any time within the previous three years. Our Certificate of Incorporation provides that certain entities controlled by Wesley R. Edens and Randal A. Nardone (the “Consenting Entities”) and NFE SMRS Holdings LLC and any of their respective direct or indirect transferees (except in the context of a public offering), and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision. Additionally, the “interested stockholders” definition does not include any person whose ownership of shares in excess of 15% of our outstanding voting stock is the result of any action taken solely by us. For purposes of this description only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision makes it more difficult for a person who is an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Other Provisions of Our Organizational Documents

Our Certificate of Incorporation provides that our board shall consist of not fewer than one and not more than fifteen directors as the board of directors may from time to time determine, subject to the consent rights of the Consenting Entities described under “Description of Capital Stock—Consent Rights” below. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors.

The classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.

In addition, our board of directors shall have the power to appoint a person as a director to fill a vacancy on our board occurring as a result of the death, disability, disqualification, removal or resignation of a director, or as a result of an increase in the size of our board of directors.

Pursuant to our Certificate of Incorporation, preferred shares may be issued from time to time, and the board of directors is authorized to determine and alter all designations, preferences, rights, powers and duties without limitation. See “Description of Capital Stock—Preferred Shares.”

Ability of Our Shareholders to Act

Our organizational documents do not permit our shareholders to call special shareholders meetings, except that if any Consenting Entities or their affiliates collectively own outstanding voting shares that represent a majority of the total combined voting power of all of our outstanding Class A shares and Class B shares then entitled to vote at an election of directors, such Consenting Entities may call a special meeting of the shareholders. Special meetings of shareholders may be called by a majority of the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers include the authority to call such meetings. Written notice of any special meeting so called shall be given to each shareholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Our organizational documents permit our shareholders to consent in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our shareholders if a consent or consents in writing, setting forth the action so taken, shall be signed by the shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote thereon were present and voted.

Our organizational documents provide that nominations of persons for election to our board of directors may be made at any annual meeting of our shareholders, or at any special meeting of our shareholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by certain shareholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to our secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary of the date on which we first made publicly available (whether by mailing, by filing with the SEC or by posting on an internet website) our proxy materials for the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs and (ii) in the case of a special meeting, not later than the tenth day following the day on which such notice of the date of the special meeting was mailed or such public disclosure of the date of the special meeting was made, whichever first occurs.

Removal of Members of Our Board of Directors

A director or the entire board of directors may be removed, with or without cause, at any time, by holders of a majority of the total combined voting power of all of our outstanding Class A shares and Class B shares then entitled to vote at an election of directors. The vacancy in the board of directors caused by any such removal will be filled by a vote of the majority of directors then in office.

Forum Selection

Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the

State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL or our organizational documents; or

•
any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Our Bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Bylaws is inapplicable or unenforceable.

Consent Rights

So long as the Consenting Entities or their affiliates collectively, directly or indirectly, own at least 30% of the outstanding Class A shares and Class B shares, we have agreed not to take, and will take all necessary action to cause our subsidiaries not to take, the following direct or indirect actions (or enter into an agreement to take such actions) without the prior consent of each of the Consenting Entities (so long as such Consenting Entity or its affiliates owns at least one share):

•	any material change, through any acquisition, disposition of assets or otherwise, in the nature of our business or operations and our subsidiaries as of February 4, 2019;

•	terminating Wesley Edens as our chief executive officer or as Chairman of the Board of Directors and hiring or appointing his successor;

•
any transaction that, if consummated, would constitute a Change of Control (as defined in our Certificate of Incorporation) or entering into any definitive agreement or series of related agreements that govern any transaction or series of related transactions that, if consummated, would result in a Change of Control;

•	any increase or decrease in the size of the board of directors, committees of the board of directors and board and committees of our subsidiaries;

•	any voluntary election by us or any of our subsidiaries to liquidate or dissolve or commence bankruptcy or insolvency proceedings or the adoption of a plan with respect to any of the foregoing; and

•
any amendment, modification or waiver of our organizational documents or any other of our governing documents following the date of our Certificate of Incorporation that materially and adversely affects any Consenting Entity or any of their affiliates.

Corporate Opportunity

Under our Certificate of Incorporation, we renounce, to the fullest extent permitted by Section 122 (17) of the DGCL, any interest or expectancy of the Company in, or in being offered, an opportunity to participate in, any Business Opportunity. A “Business Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any of our directors who is not an employee of the Company (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person solely in such Covered Person’s capacity as a director of the Company.

To the fullest extent permitted by law, we waive any claim against a Covered Person, and agree to indemnify all Covered Persons against any claim, that is based on fiduciary duties, the corporate opportunity doctrine or any other legal theory which could limit any Covered Person from pursuing or engaging in any Business Opportunity. Directors have no obligation under the Certificate of Incorporation or as a result of any duty expressed or implied by law to present Business Opportunities to the Company that may become available to affiliates of such director. None of the Company, any shareholder or any other person has any rights by virtue of a director’s duties as a director or our organizational documents in any business ventures of any director.

Shareholders’ Agreement

In connection with our initial public offering, we entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with New Fortress Energy Holdings LLC, Wesley R. Edens and Randal A. Nardone. The Shareholders’ Agreement provides the Consenting Entities or their respective affiliates with the right to designate a certain number of individuals to be nominated for election to our board of directors so long as the Consenting Entities and their respective affiliates collectively beneficially own at least 5% of the outstanding Class A shares and Class B shares. The Shareholders’ Agreement also provides that the parties to the Shareholders’ Agreement (including certain direct or indirect former members of New Fortress Energy Holdings LLC) (i) shall vote their shares in favor of such nominees and (ii) are entitled to certain registration rights with respect to their Class A shares.